EXHIBIT 1
[ECI LOGO]

     ECI TELECOM ANNOUNCES SIGNIFICANT REVENUE GROWTH AND INCREASED PROFITS

     -REVENUES RISE 36% TO $128 MILLION AND PROFITS INCREASE TO $6 MILLION-

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PETACH TIKVA, ISRAEL, November 11, 2004 - ECI Telecom Ltd. (NASDAQ: ECIL) today reported that revenues for the third quarter of 2004 reached $128 million, compared with $95 million in the third quarter of 2003 and $121 million in the second quarter of 2004. This represents the fifth consecutive quarter of increased revenues for the company. Net profit for the quarter reached $6 million, or $0.05 per share on a fully diluted basis, as compared with a net loss of $14.7 million in the third quarter of 2003 and a $3.5 million loss in the second quarter of 2004.

THE BROADBAND ACCESS DIVISION recorded revenues of $54 million in the quarter, a 35% increase from a year ago and a 7% rise from last quarter. Operating income for the Division reached $6.4 million, compared to $2.3 million in the third quarter of 2003 and $5.3 million in the second quarter of 2004.

Revenues for the OPTICAL NETWORKS DIVISION jumped 46% from a year ago and reached $69 million for the quarter, compared to $47 million in the third quarter of 2003 and $61 million in the second quarter. The Division reported continued improvement in profitability, reaching an operating profit of $2.2 million for the quarter, as compared with a $6.8 million loss in the third quarter of 2003 and an operating profit of $1.1 million in the second quarter.

COMMENTING, DORON INBAR, PRESIDENT AND CEO SAID, "Our continued growth in both revenues and net profit is in large measure a result of the strategic choices we made during the telecom crisis. We focused on the geographies and products that proved to be areas of significant growth. As a result, ECI's current growth is outpacing the average growth in our sector.

"The Broadband Access Division continues to demonstrate significant growth, and has now been profitable for 11 consecutive quarters. We continue to be a strong player in the growing European market. We are seeing sustained demand for our broadband access solutions with our two largest customers, France Telecom and Deutsche Telekom, as well as with other operators. In addition, as part of its Century 21 initiative, BT has just gone live with our Fiber To The Premises
(FTTP) solution, in a field trial for which ECI is the sole supplier. BT represents the first major European carrier that has begun FTTP field trials.

"The Optical Networks Division continues to produce strong sales growth. We are witnessing strong demand for our products in emerging markets in the Asia Pacific region, particularly India, as well as Russia and Ukraine and other European countries. Another important factor is the use of our Multi-Service Provisioning Platform (MSPP) in deploying cellular backhaul. Approximately 40% of this Division's sales are currently to cellular operators. The Division returned to profitability during the previous quarter after over three years of sustained losses, and we are seeing solid growth trends in both its top and bottom line into 2005," concluded Inbar.

GUIDANCE

ECI expects continued steady sequential quarterly growth in both revenues and profits in the fourth quarter of 2004, and well into 2005.

VERAZ NETWORKS (VOIP)

Sales to Veraz Networks totaled $4.5 million in the third quarter of 2004, as compared with $6.5 million in the third quarter of 2003 and $8.3 million in the second quarter of 2004. ECI manufactures and sells products to Veraz for resale to its customers and holds 43% of privately held Veraz Networks.

RESULTS FOR THE NINE MONTHS OF 2004

For the first nine months of 2004, revenues reached $357 million, a 23% increase from $290 million in the first nine months of 2003. Operating income for the period was $7.4 million, compared to an operating loss of $29.9 million for the first nine months of 2003. The total net income was $1.2 million, or $0.01 per share, compared to a net loss of $57.5 million, or $0.53 per share, for the first nine months of last year.

A conference call to discuss ECI Telecom's results will take place today, Thursday, November 11 at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US: (888) 428-4470, International: +1 651-224-7558, Israel: 1-800-9370052.

A replay option will be available after the conference call, from 12:00 pm EST on November 11, 2004, through November 18, 2004, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +1 320-365-3844. Access code for both: 753739.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

ABOUT ECI TELECOM

ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, risks relating to our intellectual property, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2003 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:

Jay Kalish, VP IR  +(972)-3-926-6255 email: jay.kalish@ecitele.com
                                            ----------------------

                                    TABLE - 1

                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED STATEMENTS OF OPERATIONS
             (In millions of U.S. dollars, except per share figures)

                                                                                                                  Three Months
                                                      Three Months Ended              Nine Months Ended              ended
                                                         September 30,                   September 30,             June 30,
                                                   --------------------------     ---------------------------     -----------
                                                     2004            2003            2004           2003             2004
                                                   ----------      ----------     -----------    ------------     -----------
Revenues                                               128.5            94.5           357.0           289.5           121.0
Cost of revenues                                        77.2            56.8           215.9           177.0            71.7
                                                   ----------      ----------     -----------    ------------     -----------
Gross profit                                            51.2            37.8           141.1           112.5            49.4
Research and development costs, net                     15.6            16.3            47.7            47.2            16.0
Selling and marketing expenses                          19.5            18.7            56.9            54.6            19.5
General and administrative expenses                      9.0             8.1            25.8            31.9             8.8
Amortization of intangible assets                          -             0.3               -             1.5               -
Impairment of assets                                     0.7               -             0.7             0.7               -
Restructuring expenses                                     -             2.1             2.6             6.5               -
                                                   ----------      ----------     -----------    ------------     -----------
Operating income (loss)                                  6.4            (7.7)            7.4           (29.9)            5.0
Financial income (expenses), net                         0.7             0.6             1.5            (0.8)            0.9
Other income (expenses), net                             1.4             0.1             1.0            (4.9)           (2.3)
                                                   ----------      ----------     -----------    ------------     -----------
Income (loss) from continuing operations
 before taxes on income                                  8.5            (6.9)           10.0           (35.6)            3.6
Taxes on income                                         (0.5)           (0.4)           (1.3)           (1.4)           (0.6)
                                                   ----------      ----------     -----------    ------------     -----------
Income (loss) from continuing operations
 after taxes on income                                   8.0            (7.3)            8.6           (37.0)            3.0
Company's equity in results of
 investee companies - net                               (1.7)           (0.3)           (3.1)           (1.6)           (0.9)
Minority interest in results of
 subsidiaries - net                                     (0.3)           (0.3)           (0.3)            0.7             0.0
                                                   ----------      ----------     -----------    ------------     -----------
Income (loss) from continuing operations                 6.0            (7.9)            5.2           (37.9)            2.1
Income (loss) from discontinued operations, net of tax     -            (6.7)           (3.9)          (19.5)           (5.6)
                                                   ----------      ----------     -----------    ------------     -----------
Net income (loss)                                        6.0           (14.7)            1.3           (57.5)           (3.5)
                                                   ==========      ==========     ===========    ============     ===========
BASIC EARNINGS (LOSS) PER SHARE
Continuing operations                                   0.06           (0.07)           0.05           (0.35)           0.02
Discontinued operations                                    -           (0.06)          (0.04)          (0.18)          (0.05)
                                                   ----------      ----------     -----------    ------------     -----------
                                                        0.06           (0.14)           0.01           (0.53)          (0.03)
                                                   ==========      ==========     ===========    ============     ===========
Weighted average number of shares
 outstanding used to compute basic
 earnings (loss) per share - in millions               108.7           107.9           108.4           107.8           108.3
                                                   ==========      ==========     ===========    ============     ===========
DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations                                   0.05           (0.07)           0.04           (0.35)           0.02
Discontinuing operations                                   -           (0.06)          (0.03)          (0.18)          (0.05)
                                                   ----------      ----------     -----------    ------------     -----------
                                                        0.05           (0.14)           0.01           (0.53)          (0.03)
                                                   ==========      ==========     ===========    ============     ===========
Weighted average number of shares
 outstanding used to compute diluted
 earnings (loss) per share - in millions               116.5           107.9           116.3           107.8           115.0
                                                   ==========      ==========     ===========    ============     ===========

                                    TABLE - 2

                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)

                                                        September 30,          June 30,          December 31,
                                                            2004                2004                2003
                                                       --------------     ---------------     ---------------
ASSETS
Current Assets
Cash and cash equivalents                                       60.1                57.9               145.4
Short-term investments                                          27.1                20.7                44.9
Trade Receivables                                              142.1               126.5               166.7
Other receivables and prepaid expenses                          24.6                19.4                22.8
Work in progress                                                 5.8                 4.6                10.5
Inventories                                                    176.0               162.6               123.0
Assets - discontinued operations                                   -                   -                 2.3
                                                       --------------     ---------------     ---------------
Total current assets                                           435.7               391.7               515.7
                                                       --------------     ---------------     ---------------

Long-term receivables and related deposits, net                 97.2               102.0               106.6
                                                       --------------     ---------------     ---------------
Long-term deposits and marketable securities                   123.4               135.5                65.8
                                                       --------------     ---------------     ---------------
Investments                                                     26.7                28.1                28.9
                                                       --------------     ---------------     ---------------
Property, plant and equipment, net                             118.3               120.6               123.3
                                                       --------------     ---------------     ---------------
Software development costs, net                                 15.9                16.0                16.3
                                                       --------------     ---------------     ---------------
Other assets                                                    10.1                10.0                21.0
                                                       --------------     ---------------     ---------------
                                                       --------------     ---------------     ---------------
TOTAL ASSETS                                                   827.3               803.8               877.6
                                                       ==============     ===============     ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank loans and current maturities                    30.1                22.6                30.0
Trade payables                                                  81.5                73.3                56.7
Other payables and accrued liabilities                         125.3               112.0               118.0
Liabilities - discontinued operations                              -                   -                 0.7
                                                       --------------     ---------------     ---------------
Total current liabilities                                      236.9               208.0               205.4
                                                       --------------     ---------------     ---------------
Long-term liabilities
Bank loans                                                       7.5                15.0                30.0
Other liabilities                                                2.5                 6.0                 6.0
Liability for employee severance benefits, net                  25.7                24.2                26.6
                                                       --------------     ---------------     ---------------
Total long-term liabilities                                     35.8                45.2                62.6
                                                       --------------     ---------------     ---------------
                                                       --------------     ---------------     ---------------
Total liabilities                                              272.6               253.2               268.1
                                                       --------------     ---------------     ---------------

Minority Interest                                                4.1                 3.8                40.0
                                                       --------------     ---------------     ---------------
Shareholders' equity
Share capital                                                    6.2                 6.2                 6.2
Capital surplus                                                641.2               640.2               662.9
Accumulated other comprehensive loss                            (3.9)               (0.7)               (5.4)
Accumulated deficit                                            (92.9)              (98.9)              (94.2)
                                                       --------------     ---------------     ---------------
Total shareholders' equity                                     550.6               546.8               569.5
                                                       --------------     ---------------     ---------------
                                                       --------------     ---------------     ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     827.3               803.8               877.6
                                                       ==============     ===============     ===============